Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of RF Acquisition Corp. (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-261765) of our report dated March 1, 2021, except for Note 8, as to which the date is December 20, 2021 and Note 9, as to which the date is January 25, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of RF Acquisition Corp. as of February 2, 2021 and for the period from January 11, 2021 (inception) through February 2, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

January 25, 2022